Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of Coca-Cola European Partners plc for the registration of Ordinary Shares pursuant to the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan and to the incorporation by reference therein of our reports dated March 16, 2020, with respect to the consolidated financial statements of Coca-Cola European Partners plc, and the effectiveness of internal control over financial reporting of Coca-Cola European Partners plc, included in its Annual Report (Form 20-F) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, United Kingdom
August 6, 2020